Exhibit 99.1

QUIPT ANNOUNCES STRATEGIC ACQUISITION OF BIOMEDICAL SERVICES COMPANY IN THE SOUTHEASTERN UNITED STATES

ACQUISITION PROVIDES QUIPT EXPANSIONARY OPPORTUNITY INTO ADDITIONAL LONG TERM CARE FACILITIES, HOSPITAL SYSTEMS AND OTHER MEDICAL FACILITIES

Cincinnati, Ohio –November 17, 2021 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to announce that it has recently acquired a privately held biomedical services company, with operations in the Southeastern United States, reporting unaudited trailing 12-month annual revenues of approximately $1.5 million, and $225,000 in net income.

Acquisition Details

The acquisition provides Quipt a synergistic opportunity to expand into a brand-new service line of biomedical repair services for respiratory equipment including preventative maintenance. Quipt will be able to assist healthcare providers to improve the operational efficiency of their respiratory equipment program. With the national footprint being formed, and robust operating platform in place, Quipt will be well positioned to provide equipment management services for a range of healthcare providers.

The acquisition services a wide range of respiratory products including ventilators, oxygen devices, CPAP/bilevel devices and more. This includes devices from both the acute and non-acute settings from within the home and hospital environments. The Company’s focus on superior patient care and safety is at the forefront with this acquisition and the Company sees an opportunity to further relationships with new and existing long term care facilities, hospital systems and other medical facilities across the country.

Quipt will have the opportunity to acquire used equipment and repair in-house, allowing Quipt the ability to redeploy equipment on its patient population, thus providing the opportunity to lower equipment acquisition costs. Furthermore, Quipt will penetrate a new sales channel by engaging with customers in this new business unit. Quipt will have the opportunity to service medical equipment outside of its current product mix over time, providing additional growth opportunities. The acquisition serves as an additional organic growth driver as Quipt builds out this new service line.

Under the terms of the definitive purchase agreement, Quipt acquired the biomedical services operation for approximately $700,000 in cash, and the acquisition is expected to increase Quipt’s annual revenues by approximately $1.5 million and net income by approximately of $225,000.

Management Commentary

“We are delighted to enter this segment of the market, a logical fit for us given the growing number of patients, and referral partners in our network, as well as the burgeoning amount of equipment deliveries we complete every year. Our robust operating engine allows us to synergistically add a new service offering to the platform, which can be rolled out efficiently throughout the entire organization. The opportunity to include annual preventative maintenance and repair services for respiratory equipment is timely and we feel we can penetrate new and existing long term care facilities, hospital systems and other medical facilities with this additional service,” said Greg Crawford, Chairman and CEO of Quipt. “We feel this segment can offer additional organic and inorganic growth opportunities and will be very nimble as we work to grow this segment of the business. The end of 2021 is providing Quipt significant momentum across the board and our current pipeline consists of companies reflective of all three tiers of our previously disclosed acquisition strategy and we are very optimistic regarding our opportunity to continue closing targets that fit the strategic vision we have.”

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

Readers are cautioned that the financial information regarding the target disclosed herein is unaudited and derived as a result of the Company’s due diligence, including a review of the target’s bank statements and tax returns.

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder and regulatory approvals.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: post integration financial results of the acquisition target; the Company’s acquisition approach; the impact and results of the acquisition on the Company; the Company’s view on future growth, including organic growth; the Company entering new lines of business; and the Company being very optimistic regarding its opportunity to continue closing targets that fit its strategic vision; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the acquisition targets achieving results at least as good as historical performances; and the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com